January 3, 2024

VIA E-mail

Ren  e Fuller
Legal Product Group
Fidelity Investments
245 Summer Street
Boston, MA 02210
Renee.Fuller@fmr.com

         Re: Variable Insurance Products Fund VI
             File Nos. 333-275874, 811-23919

Dear Ms. Fuller:

          On December 4, 2023, you filed a registration statement on Form N-1A on behalf of
Variable Insurance Products Fund VI (the    Fund   ). We have reviewed the
registration statement
and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

   General

   1. We note that the registration statement includes a separate prospectus and statement of
         additional information (   SAI   ) for the Fund   s (i) Initial Class,
Service Class, and
         Service Class 2, as a group, and (ii) the Investor Class. Given the substantial similarities of the disclosure in the two prospectuses and SAIs, we do not repeat non-
         unique comments. Therefore, you may assume that a comment pertaining to one prospectus or SAI applies equally to all, unless otherwise noted.

   VIP Hedged Equity Portfolio/Initial Class, Service Class, and Service Class
2
   Fund Summary

   Fee Table

    2. Please clarify the extent to which the table reflects any fee reimbursement/recoupment arrangements between the Fund and the Adviser or its affiliates, along with a suitable
 Ren  e Fuller
Variable Insurance Products Fund VI
Page 2

        footnote describing the arrangement. To the extent that the Adviser or its affiliates have agreed to reimburse or waive certain fund expenses, please also revise your disclosure
        under    Advisory Fees    and elsewhere, as applicable, to make clear
that such agreements
        are in place. Include, if applicable, any right of the Adviser or its affiliates to be recoup amounts waived or reimbursed.

   Principal Investment Strategies

   3. To the extent there is concentration risk in particular industries or industry sectors, please include disclosure in the Fund's Principal Investment Strategies section to this effect.

   4. Please clarify whether the Fund intends to include derivatives for purposes of complying with the 80% policy.

   5.    Please provide more specificity and/or elaborate on the Adviser   s
investment criteria
         and methodology in order to clarify the meaning of:

             x   companies with market capitalizations    generally similar
to companies in the
                 S&P 500 Index;

             x   the construction of an equity portfolio with    similar
risk-return characteristics
                 to the S&P 500 Index;

             x   using a    disciplined    approach in equity selection; and

             x   employing a    disciplined    options-based strategy.

   6.    Please briefly define    growth    stocks and    value    stocks.

   7.    Please consider including the qualifier    limited    whenever
downside protection    is
         mentioned in the Principal Investment Strategies sections, unless the extent of the downside protection is specifically mentioned.

   Principal Investment Risks

   8. While the narrative risk disclosure required by Item 4(b) of Form N-1A is meant to be a summary of the more robust risk disclosure presented in response to
Item 9(c), it should
         nevertheless meaningfully convey to investors the nature of the risks and the
         circumstances reasonably likely to adversely affect the Fund   s net
asset value, yield,
         and total return. For example, it is not sufficient to state merely that an individual security or type of security, such as a growth stock or value stock can perform
         differently from the market    or be more volatile than other
securities. At a minimum,
         the discussion of principal risks in this section should be revised to concisely specify how and why, and under what circumstances, performance may differ as it pertains to the particular risk factor discussed, and how that may adversely impact the Fund.
 Ren  e Fuller
Variable Insurance Products Fund VI
Page 3

   Leverage Risk

   9. Please explain with more specificity what the relationship is between the risk described and the Fund's particular investment focus and strategy.

  Fund Basics
  Principal Investment Strategies

    10. The Fund   s disclosure provided in response to Item 9(b)(1) of Form
N-1A should
        include the specific criteria the Adviser uses to select investments
for the Fund   s
        portfolio. Accordingly, if the    disciplined    approach referenced in
this section entails
        particular elements or methodologies that the Adviser applies in a systematic or programmatic way, this should be summarized for the benefit of investors on the
        Adviser's hedging strategy that may limit the extent of the Fund's option positions, such as, for example, a cap on the Adviser's monthly hedging cost budget or the total cost of outstanding positions at any given time.

    11. The disclosure provides that the extent of the Adviser   s hedging
strategy will be
        determined primarily based on the cost of the put options in the marketplace. Please tell us whether, in such cases, there could be scenarios in which the Fund may have nominal or no hedging positions (and whether it is expected such scenarios would be common or frequent). We may have additional comments based on your response.

    Fund Distribution

    12. In the sentence that begins    If payments made by the Adviser to FDC
or to
        intermediaries   ,    please explain the conditional language in this
sentence, particularly
        the first    might    (   they might increase the cost of a shareholder
  s investment and might
        cost a shareholder more than       ) and consider changing    might
to    will.

    STATEMENT OF ADDITIONAL INFORMATION
    INVESTMENT POLICIES AND LIMITATIONS
    Concentration, page 2

    13. Please add    or group of industries    in this section per section
8(b)(1) of the Investment
        Company Act of 1940 and Item 16 of Form N-1A.

   Closing

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
 Ren  e Fuller
Variable Insurance Products Fund VI
Page 4

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-
3623.


                                                    Sincerely,

                                                    /s/ Daniel S. Greenspan

                                                    Daniel S. Greenspan

cc:     John Lee, Senior Special Counsel
        Christian Sandoe, Assistant Director